Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 16, 2025

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 324 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 324”)

Dear Mr. Cowan:

This letter responds to a comment you provided in a telephonic conversation with me on September 16, 2025, with respect to Amendment No. 324. Amendment No. 324 was filed on August 22, 2025, and included disclosure with respect to the SPDR Bloomberg Emerging Markets USD Bond ETF, SPDR Nuveen ICE High Yield Municipal Bond ETF, SPDR Nuveen ICE Municipal Bond ETF, SPDR Nuveen ICE Short Term Municipal Bond ETF, and SPDR MSCI USA Climate Paris Aligned ETF (the “Funds”), each a series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information filed as part of Amendment No. 324.

A summary of the comment and a response thereto on behalf of the Registrant, is provided below. All page references refer to the pages in Amendment No. 324. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 324.

Prospectus:

1.

Comment: The Staff notes the following disclosure that was added to the SPDR Nuveen ICE Short Term Municipal Bond ETF’s principal investment strategy section in the Prospectus. Please include corresponding principal risk disclosure covering municipal lease obligations.

The Index also includes municipal lease obligations, which are securities issued by state and local governments and authorities to finance the acquisition of equipment and facilities. They may take the form of a lease, an installment purchase contract, a conditional sales contract, or a participation interest in a lease or contract.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant has revised the “Municipal Obligations Risk” discussion in the “Additional Risk Information – Principal Risks” section in the Prospectus as follows:

Municipal Obligations Risk. The U.S. municipal securities market is volatile and can be significantly affected by adverse tax, legislative, or political changes and the financial condition of the issuers of municipal securities. Municipal obligations include revenue obligations, which are generally backed by the revenues generated from a specific project or facility and include private activity bonds and industrial development bonds. Private activity and industrial development bonds are dependent on the ability of the facility’s user to meet its financial obligations and on the value of any real or personal property pledged as security for such payment. Private activity and industrial development bonds, although issued by industrial development authorities, may be backed only by the assets of the non-governmental user. Because many municipal securities are issued to finance projects relating to education, health care, transportation and utilities, conditions in those sectors can affect the overall municipal securities market. Municipal securities may also include municipal leases, certificates of participation in such lease obligations or installment purchase contract obligations of municipal authorities or entities (collectively, “municipal lease obligations”). For many municipal lease obligations, the relevant legislative body must appropriate the money each year to make the lease or installment purchase payments. Certain municipal lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a “non-appropriation” lease, a Fund’s ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition or releasing of the property might prove difficult. ~~In addition, municipal~~ Municipal securities backed by current or anticipated revenues from a specific project or specific asset can be negatively affected by the discontinuance or reduction in the rate of the taxation supporting the project or asset or the inability to collect revenues for the project or from the assets. If the U.S. Internal Revenue Service (the “IRS”) determines the issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable, and the security could decline in value. Municipal obligations may also be subject to prepayment risk and extension risk. Certain states and other governmental entities have experienced, and may continue to experience, extreme financial pressures in response to financial, economic and other factors, and may be, or be perceived to be, unable to meet all of their obligations under municipal bonds issued or guaranteed by them; such factors may result in substantial volatility in municipal securities markets and losses to the corresponding Fund. Additionally, a Fund’s portfolio may have greater exposure to liquidity risk since the markets for such securities may be less liquid than the traditional bond markets. There may also be less information available on the financial condition of issuers of these types of securities than for public corporations. This means that it may be harder to buy and sell such securities, especially on short notice, and these securities may be more difficult for a Fund to value accurately than securities of public corporations.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.